KODIAK OIL & GAS CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	For the years ended December 31,
	2013	2012	2011	2010	2009
	(in thousands)
Pretax income (loss) from continuing operations	$234,016	$158,384	$3,875	$(2,402)	$(2,563)
Add: Fixed charges	109,024	69,090	27,475	565	36
Add: Amortization of capitalized interest	5,768	2,604	241	—	—
Less: Capitalized interest	(34,600)	(46,000)	(8,374)	(470)	—
Earnings before fixed charges	$314,208	$184,078	$23,217	$(2,307)	$(2,527)

Fixed charges
Estimated interest component of rent	$124	$130	$111	$12	$11
Capitalized interest	34,600	46,000	8,374	470	—
Interest expense	74,300	22,960	18,990	83	25
Total Fixed charges	$109,024	$69,090	$27,475	$565	$36

Ratio of Earnings to Fixed charges	2.88	2.66	—	—	—

Insufficient coverage	$—	$—	$(4,258)	$(2,872)	$(2,563)